ANNALY CAPITAL MANAGEMENT, INC.

1211 Avenue of the Americas

New York, New York 10036

VIA EDGAR

July 7, 2016

Sonia Gupta Barros, Esq.

Assistant Director

Office of Real Estate and Commodities

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

RE:                           Annaly Capital Management, Inc.
Registration Statement on Form S-4
File No. 333-211140

Dear Ms. Barros:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Annaly Capital Management, Inc. (the “Company”) hereby requests acceleration of the effective date of the above-referenced registration statement so that it may become effective at 5:00 p.m., Eastern Time, on July 7, 2016, or as soon as possible thereafter. The Company hereby withdraws the acceleration request it submitted on July 5, 2016.

In connection with this request, the Company acknowledges the following:

1.              Should the U.S. Securities and Exchange Commission (the “Commission”) or the staff of the Division of Corporation Finance of the Commission (the “Staff”), acting pursuant to delegated authority, declare the registration statement effective, it does not foreclose the Commission from taking any action with respect to the registration statement;

2.              The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the registration statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the registration statement; and

3.              The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Adam O. Emmerich at (212) 403-1234 or AOEmmerich@wlrk.com, Ronald C. Chen at (212) 403-1117 or RCChen@wlrk.com, or Viktor Sapezhnikov at (212) 403-1122 or VSapezhnikov@wlrk.com of Wachtell, Lipton, Rosen & Katz with any questions you may have concerning this request, and please inform any of them when this request for acceleration has been granted.  Thank you for your continued assistance.

Sincerely,

ANNALY CAPITAL MANAGEMENT, INC.

By:	/s/ R. Nicholas Singh
R. Nicholas Singh
Chief Legal Officer and Secretary